[letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2008	aschick@luselaw.com

March 12, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jacksonville Bancorp, Inc.:
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 101 of Regulation S-T and on behalf of Jacksonville Bancorp, Inc., a Maryland corporation (the “Registrant”), we are transmitting by EDGAR under the Securities Act of 1933 (the “Securities Act”) the Registrant’s Registration Statement on Form S-1, including exhibits (the “Registration Statement”). The registration fee of $2,049 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.

The Registration Statement relates to the issuance by the Registrant of its shares of common stock, par value $0.01 per share, in connection with the mutual-to-stock conversion of Jacksonville Bancorp, MHC (the “MHC”).  The MHC is the majority owner of Jacksonville Bancorp, Inc, a federal corporation (the “Federal Corporation”).  Immediately upon the completion of the conversion and offering, that Federal Corporation will cease to exist, and the Registrant will succeed to all of the assets and liabilities of that corporation.  The Registration Statement contains two prospectuses.  The first prospectus relates to the sale of the Registrant’s common stock to eligible depositors pursuant to the MHC’s plan of conversion and reorganization.  The second prospectus relates to the exchange of shares of the Federal Corporation to the Federal Corporation’s existing stockholders for shares of the Registrant in connection with the conversion.

Securities and Exchange Commission
March 12, 2010

If you have any questions or comments, please contact the undersigned at (202) 274-2008 or Benjamin Azoff at (202) 274-2010.

Very truly yours,

/s/ Alan Schick

Alan Schick

Enclosures
cc:	Richard A. Foss, Jacksonville Bancorp, Inc.
Eric Luse, Esq.
Benjamin Azoff, Esq.
Kevin Houlihan, Esq.
Paula Eissfeldt, BKD
Harold T. Hanley, III, KBW